VOYA LETTERHEAD

VOYA LAW DEPARTMENT
ONE ORANGE WAY, C2N
WINDSOR, CT 06095-4774

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

July 30, 2015

EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Sonny Oh

Re:	Voya Retirement Insurance and Annuity Company and its Variable Annuity Account C
Correspondence in Relation to Post-Effective Amendment No. 65 to Registration Statement on Form N-4
Prospectus Title: Opportunity Plus
File Nos. 811-02513 and 033-75962

Mr. Oh:

On behalf of Voya Retirement Insurance and Annuity Company (the "Company") and its Variable Annuity Account C (the "Account") we responding to the following comments we received over the telephone on July 24, 2015, from you to the above-referenced Post-Effective Amendment to a Registration Statement on Form N-4, which was filed on June 9, 2015.

Comment #1:  Please be more precise in disclosing where changes apply. Include reference to section and subsection headings or page numbers as appropriate.

Response #1:  We have made revisions to the disclosures to be more specific as to where the changes apply by generally referencing the sections and subsections affected.

Comment #2:  Please make it clear whether a change in the disclosures about the Dollar Cost Averaging Program and Asset Rebalancing Program apply to both current and new contract holders and participants or just new contract holders and participants. Also, disclose the basis for making the change.

Response #2:  The changes included in the disclosures apply to both current and new contract holders and participants. We have revised the disclosures to make this clearer and added a statement regarding the Company’s right to make the changes.

Comment #3:  Please indicate that the revisions associated with contacting the company apply to the Statement of Additional Information in addition to the prospectus.

Response #3:  We have made revisions to the disclosures to include a reference to the Statement of Additional Information, as requested.

PLAN | INVEST | PROTECT	Voya Logo

U.S. Securities and Exchange Commission

July 30, 2015

Comment #4:  Please clarify whether both Early Withdrawal Charge Schedules in the prospectus are replaced by the Early Withdrawal Charge Schedules in the supplement.

Response #4:  The two Early Withdrawal Charge Schedules in the supplement replace both Early Withdrawal Charge Schedules in the prospectus. After the Transition Date, both Early Withdrawal Schedules (one for amounts in the Fixed Account and Variable Investment Options and one for amounts in the Guaranteed Accumulation Account) will be based on account years completed. We have made revisions to the supplement to make it clearer what disclosure is actually being replaced by the text in the supplement.

Comment #5:  In the Appendix II Fixed Account section of the supplement, please disclose the maximum percentage that may be transferred and disclose if there is a minimum amount that may be transferred.

Response #5:   We have revised the disclosures to address your comment.

Comment #6:  Please ensure that Powers of Attorney specific to the filing are included as an exhibit in Part C.

Response: #6:  Powers of Attorney from all the required officers and directors are included in the exhibits in Part C.

Comment #7:  For Item 27 in Part C, please breakout the number of qualified and non-qualified contracts.

Response #7:  We identified the number of both qualified and non-qualified contracts in response to Item 27 of Part C.

Comment #8:  Please file through correspondence a response to these comments, along with a revised supplement showing the changes made, and in the subsequent 485(b) filing please include the necessary Tandy representations in a cover letter.

Response #8:  Please find attached the revised supplement. Also included in this filing is a PDF document that is marked to show the changes made in relation to the comments received.  In our 485(b) filing to complete this post-effective amendment, which we intend to file on or about August 10th to be effective immediately, we will include a cover letter with the appropriate Tandy representations.

We trust we have adequately responded to each of your comments. Please let us know if this is the case and we will complete this prospectus supplement through a 485(b) filing to be effective no later than August 10th.

Please call or email me with questions or comments.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

Senior Counsel

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Voya Retirement Insurance and Annuity Company

and its

Variable Annuity Account C

OPPORTUNITY PLUS

Supplement dated August 10, 2015, to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2015.

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus, and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

__________________________________________________________________________

Voya Retirement Insurance and Annuity Company (the “Company,” “we,” “us,” and “our”) will be changing the service platform upon which your contract is administered. Accordingly, certain contract provisions and benefits will be revised. For those contracts issued in connection with the SUNY Voluntary 403(b) Plan (the “Plan”), the revisions will be effective on or around August 10, 2015; for all other contracts, the revisions will be effective on or around November 16, 2015 (collectively, the “Transition Date”). The purpose of this supplement is to identify these changes.

CONTACTING THE COMPANY

Effective on the Transition Date, the service center addresses and telephone number listed in CONTRACT OVERVIEW – Questions: Contacting the Company and on the first page of the Statement of Additional Information will be deleted and replaced with the following:

For regular mail, please use: Service Center Voya P.O. Box 990063 Hartford, CT 06199-0063	For overnight mail, please use: Service Center Voya One Orange Way Windsor, CT 06095-4774
1-800-584-6001

THE EARLY WITHDRAWAL CHARGE

Early Withdrawal Charge Schedules. Effective on the Transition Date, all references to calculating the early withdrawal charge based on the number of completed purchase payment periods will be deleted, and the Early Withdrawal Charge Schedules within the Early Withdrawal Charge section (including the disclosure about the Early Withdrawal Charge Schedule for the Guaranteed Accumulation Account for Certain New York Contracts and the disclosure about the Early Withdrawal Charge Schedule When Two or More Accounts Are Available) will be deleted and replaced with the following:

Early Withdrawal Charge Schedules

The following schedules are based on the number of completed account years (an account year is a 12 month period measured from the date we establish your account, or measured from any anniversary of that date).

Withdrawals from the Fixed Account and Variable Investment Options*
Account Years Completed Fewer than 5 5 or more but fewer than 7 7 or more but fewer than 9 9 or more but less than 10 10 or more	Early Withdrawal Charge 5% 4% 3% 2% 0%

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Withdrawals from the Guaranteed Accumulation Account that are Subject to an Early Withdrawal Charge*
Account Years Completed Fewer than 3 3 or more but fewer than 4 4 or more but fewer than 5 5 or more but fewer than 6 6 or more but fewer than 7 7 or more	Early Withdrawal Charge 5% 4% 3% 2% 1% 0%

*   The early withdrawal charge applies to amounts withdrawn from the variable investment options and the Guaranteed Accumulation Account only if they were attributable to amounts held in the Fixed Account at any time.

Waivers. Effective on the Transition Date, the Waiver subsection of Early Withdrawal Charge section will be deleted and replaced with the following:

Waivers. The early withdrawal charge is waived for portions of a withdrawal that are:

•      Used to provide payments to you during the income phase;

•      Paid because of your death before income phase payments begin;

•      Paid where your account value is $5,000 or less and no withdrawals have been taken from the contract within the prior 12 months;

•      Withdrawn because of the election of a systematic distribution option (see SYSTEMATIC DISTRIBUTION OPTIONS);

•      Withdrawn when you are 59½ or older, have an installment purchase payment account and at least nine account years have been completed;

•      Withdrawn due to disability as specified in the Tax Code;

•      Withdrawn due to your separation from service;

•      Withdrawn due to a financial hardship as defined in the Tax Code;

•      Transferred or exchanged to another contract issued by the Company for the plan, subject to conditions established by the Company, and provided the new contract is not canceled under the right to cancel provision. We will treat the exercise of the right to cancel as a reinstatement, and any subsequent surrender may be subject to an applicable early withdrawal charge; or

•      Transferred or exchanged to a Company Code Section 403(b)(7) custodial account, subject to Tax Code Section 403(b)(7)(A)(iii) and subject to various conditions established by the Company.

DOLLAR COST AVERAGING

The Company reserves the right to discontinue the availability of or change the terms and conditions associated with the Dollar Cost Averaging Program at any time for both new and existing contract holders and participants. Effective on the Transition Date, this program will no longer be available to either new or existing contract holders or participants. Accordingly, the Dollar Cost Averaging Program subsection of the TRANSFERS section and all references to Dollar Cost Averaging in your Contract Prospectus and Contract Prospectus Summary will be deleted.

ASSET REBALANCING

Effective on the Transition Date for both new and existing contract holders and participants, the Asset Rebalancing Program subsection of the TRANSFERS section will be deleted and replaced with the following:

Asset Rebalancing Program. This program allows you to have your account value invested in the variable investment options automatically reallocated to specified percentages on a scheduled basis. There is no additional charge for this service. Account values invested in the Guaranteed Accumulation Account and/or the Fixed Account are not eligible to be rebalanced. You may have your account value invested in the Guaranteed Accumulation Account and/or the Fixed Account and also participate in this program; however, you will not be able to participate in this program if current investment allocations for new contributions are allocated to the Guaranteed Accumulation Account and/or the Fixed Account.

X.75962-15A	Page 2 of 3	August 2015

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You may elect to participate in the Asset Rebalancing Program by accessing your account online at www.voyaretirementplans.com or by contacting the Service Center at 1-800-584-6001.

The Company reserves the right to discontinue the availability of or change the terms and conditions associated with the Asset Allocation Program at any time for both new and existing contract holders and participants.

SYSTEMATIC DISTRIBUTION OPTIONS

Effective on the Transition Date, the Life Expectancy Option (“LEO”) will no longer be available for new elections by either new or existing contract holders or participants.

The Company reserves the right to discontinue the availability of a systematic distribution option and/or change the terms of future elections. If we discontinue the availability of a systematic distribution option, we will continue to make payments to those participants who elected that option prior to the date it became unavailable.

APPENDIX II

FIXED ACCOUNT

Transfers. Effective on the Transition Date, the Transfers subsection of APPENDIX II – FIXED ACCOUNT will be deleted and replaced with the following:

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. There is no limit on the number of transfers that you can make out of the Fixed Account in a calendar year. However, we only allow you to transfer amounts that equal your account value in the Fixed Account multiplied by the current maximum percentage of the transfer allowed (the “window”) minus any previous transfers you made from this option during the calendar year. The “window” percentage may vary from time to time but will not be less than 10% or greater than 100%. We will waive the transfer limit when your account value in the Fixed Account is $2,000 or less.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.